

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
James P. Dore
Secretary
Marlborough Software Development Holdings, Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Marlborough Software Development Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 13, 2013**
> **File No. 000-54620**
>
> **Schedule 13E-3**
> **Filed September 13, 2013**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed September 16, 2013**
> **File No. 005-86801**

Dear Mr. Dore:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   We note that you did not include ROI Software, a 13.64% shareholder in Merger SPV, as a filing person. Einav Hi-Tec Assets Ltd., another shareholder in Merger SPV, is included as a filing person. Please explain why ROI Software should not be included as a filing person in the Schedule 13E-3. For guidance, refer to Section III of Release No. 34-17719 and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3

Compliance and Disclosure Interpretation 201.06. In addition, tell us why Altshuler Shaham, which holds 50% of the Preferred Stock, is not a filing person.

2. You only appear to provide a statement as to fairness from MSDH and Merger SPV. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons. For example, a statement is required as to whether each filing person believes the going private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person added in response to the immediately preceding comment signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

3. We note that exhibits (d)(iv) and (d)(v) do not include the exhibits to the Letter Agreements. Please refile these Letters with all related exhibits.

Preliminary Proxy Statement on Schedule 14A

General

4. Please confirm that the proxy statement includes all disclosure currently found in the Schedule 13E-3. As an example, refer to the disclosure contained in Items 2, 5 and 6 of the Schedule 13E-3. See Instruction 1 to Rule 13e-3(e)(1).

Cautionary Statement Regarding Forward-Looking Information, page 16

5. Please remove all references to inapplicable safe harbor provisions under the federal securities laws. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.

Special Factors, page 17

6.   Please provide the information required by Item 1004(e) of Regulation M-A with regard to unaffiliated security holders.

Background of the Merger, page 17

7.   Refer to the second sentence of the second paragraph. Please disclose the other strategic options that the Board explored and why they were not pursued. Refer to Item 1013(b) of Regulation M-A.

8.   In the second paragraph you disclose the formation of a Strategic Committee consisting of two directors. Please disclose how the Committee members were selected.

9.   In the first paragraph on page 18, you disclose that "five out of ten remaining purchasers had declined to make an offer." However, you also disclose in the antepenultimate paragraph on page 17 that discussions were ongoing with six prospects and contact with a seventh would be made in January. Please clarify these seemingly inconsistent statements.

10.   Please refer to the third paragraph on page 19 and expand to provide further detail on the substance of the discussions with Messrs. Romik and Kaminsi where it was suggested that they might present a new proposal. Also clarify what you mean by "suggested."

11.   Please refer to the penultimate paragraph on page 19. Revise to explain in greater detail the cap on transaction related costs and why its removal would result in a reduction of the offer price from $.11 per share to $.10 per share.

12.   In the penultimate paragraph in this section you disclose that on August 20, 2013 MSDH notified Company A that it was terminating any further negotiation. Based on your disclosure on page 19, however, Company A had a target closing date of late July. Please expand to disclose the status of the negotiations with Company A after your July 8, 2013 meeting, including why you chose to pursue the merger instead of the asset sale.

13.   The disclosure appears to suggest that the last contact Groton Securities made with the Strategic Committee was with respect to providing an update on May 1, 2013. Given its $250,000 fee, please disclose whether Groton Securities continued to serve as financial advisor to, and communicate with, the Company in connection with its consideration of the various strategic alternatives discussed in this section up through August 20, 2013.

Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors, page 20

14.   Please revise the disclosure to state whether the Board believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Currently, the disclosure only refers to the Board's determination as to procedural fairness. Refer to Item 1014(a) of Regulation M-A and Q&A 21 in Exchange Act Release 17719 (April 13, 1981).

15.   Where appropriate, please disclose the reasons for undertaking the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

16.   Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to each of the persons listed on the cover of the Schedule 13E-3. This comment also applies to any person added to the cover of the Schedule 13E-3 in response to comment 1 above.

17.   We note your disclosure in Item 9 of Schedule 13E-3. Please note that any materials prepared by Groton Securities and provided to you that are materially related to the Exchange Act Rule 13e-3 transaction, including any "board books," fairness opinions in draft and final form, or any summaries of presentations made to the Strategic Committee, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Groton Securities, whether *oral or written, preliminary of final*, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please disclose in your proxy statement that no reports, opinions, or appraisals were prepared or provide the disclosure required by Item 1015 of Regulation S-K.

Recommendation of the Board of Directors, page 22

18.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 23 that the factors considered by the board were the same factors considered by the Strategic Committee and that the board adopted the analyses and conclusions of the Strategic Committee with respect to such factors, please note that to the extent the Strategic Committee's or board's discussions and analyses do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. As an example and without limitation, we note that neither the discussions and analyses of the Strategic Committee or the Board of Directors appears to address the factors described in clauses (ii) – (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not

James P. Dore
Marlborough Software Development Holdings, Inc.
October 8, 2013
Page 5

deemed material or relevant. We also note that the Strategic Committee's and Board's discussion and analysis does not appear to address Item 1014(c) or explain in detail why the factor was not deemed material or relevant. This comment applies equally to the fairness determination of Merger SPV and each of the other filing persons identified on the cover of the Schedule 13E-3. Please revise accordingly.

Arrangement with our Executive Officers Relating to a Change in Control, page 27

19.   You state that the fee payable to Groton Securities will be paid upon consummation of the merger. Please clarify whether this is a contingent fee arrangement and, if so, provide a more detailed description of the terms. Also, reconcile this disclosure with the paragraph immediately above the table on page 28, where you suggest that the fees included in the table will be paid "whether or not the Merger is consummated."

20.   Item 15(b) of the your Schedule 13E-3 cites to this section as being responsive to the disclosure requirements of Item 1011(b) of Regulation M-A. However, such disclosure does not contain the information required by Item 402(t)(2) and (3) of Regulation S-K in the tabular format set forth in Item 402(t)(1). Notwithstanding the Company's expectation that the events necessary to trigger its golden parachute compensation will not occur, please provide the required disclosure. Assume that the triggering event took place on the latest practicable date. Refer to Instruction 1 to Item 402(t)(2).

Appraisal Rights, page 50

21.   Please eliminate the phrase that appears here and on page 56 of your proxy statement that the disclosure you provide is "qualified in its entirety" to the more detailed information contained elsewhere. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete.

Summarized Financial Information, page 56

22.   Please disclose the ratio of earnings to fixed charges. Refer to Item 1010(a)(3) of Regulation M-A.

Form of Proxy Card

23.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Gregory L. White, Esq.
        Seyfarth Shaw LLP